Mail Stop 4561
via fax (214) 939-5849

August 11, 2006

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
111 Via Quito
Newport Beach, CA 92663

> **Re: Tribeworks, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 8-K Filed January 26, 2006**
> **File No. 0-28675**

Dear Mr. Jacobson:

We have reviewed your response letter dated July 21, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm for 2005, page 18

1. We note your response to our prior comment no. 1. You have not explained how you have met the requirements of Article 2 of Regulation S-X. Please address the following:

- Based on the information provided in your response, the Staff does not believe it is appropriate to use a Canadian audit firm. Note that if the majority of your operations are in Canada, we would not object to the use of a Canadian auditor. We again refer you to the guidance in Article 2 of Regulation S-X and also to Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.
- Clarify what you mean by North America (i.e. the United States, Canada or elsewhere). In this regard, tell us where the majority of your revenues are earned, where the majority of your assets are located, where your management and accounting records are located and where the majority of the audit work is conducted.
- Tell us whether you are actively seeking new auditors and if not, explain why. Also tell us where this audit firm will be located and whether you anticipate filing an Item 4.01 Form 8-K.

Form 8-K Filed January 26, 2006

2. We note your responses to our prior comments no. 3, 4 and 5 where you indicate that you are in the process of having the financial statements of Atlas re-audited by "a PCAOB audit firm and will file those financial statement in a revised Form 8-K/A as soon as the re-audit is completed." The Staff will review the Form 8-K/A when filed. Please note that at a minimum we would expect to see:

- That the audit was performed in accordance with auditing standards generally accepted in the United States of America.
- That the audit report complies with the guidance in Item 310 of Regulation SB.
- That the financial statements are prepared in accordance with US GAAP, or if not in US GAAP, that the notes to the audited financial statements include the information required by Item 17(c) of Form 20-F.
- That the new auditors will perform appropriate audit procedures on the US and New Zealand subsidiaries, or if they are relying on the work of others, that that reliance be appropriately reflected in their audit report.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Unaudited Consolidated Balance Sheet, page 3

3. We note your response to our Prior Comment No. 6. Please address the following:

- It is not appropriate to present pro forma information on the face of your consolidated balance sheet. Revise to remove the pro forma December 31, 2005 balance sheet from your Forms 10-QSB. Alternatively, we would not

object to your presenting the <u>audited</u> historical balance sheet of the Company as of December 31, 2005 pursuant to Item 310(b) of Regulation S-B.

- The revised Form 8-K/A, when filed, should include the pro forma information required by Item 310(d) of Regulation SB.
- The inclusion of the pro forma balance sheet under Note D is not appropriate. Revise to remove this information and to provide the information required by SFAS 141.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief